UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 19, 2020

Longview Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39292	84-4618156
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

767 Fifth Avenue, 44th Floor

New York, NY 10153

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (212) 812-4700

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-third of one redeemable warrant	LGVW.U	The New York Stock Exchange LLC
Shares of Class A common stock included as part of the units	LGVW	The New York Stock Exchange LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50	LGVW WS	The New York Stock Exchange LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Business Combination Agreement

On November 19, 2020, Longview Acquisition Corp. (“Longview” or the “Company”), entered into a business combination agreement, by and among Longview, Clay Merger Sub, Inc., a wholly owned subsidiary of Longview (“Merger Sub”), and Butterfly Network, Inc. (“Butterfly”) (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”). The business combination was unanimously approved by Longview’s board of directors on November 19, 2020. If the Business Combination Agreement is approved by Longview’s stockholders and the transactions contemplated by the Business Combination Agreement are consummated, Merger Sub will merge with and into Butterfly (the “Merger”), with Butterfly surviving the Merger as a wholly owned subsidiary of Longview. In addition, upon the effectiveness of the Proposed Charter (as defined below), Longview will be renamed Butterfly Network, Inc. and is referred to herein as “New Butterfly” following the consummation of the transactions described below (collectively, the “Business Combination”).

The Business Combination

The Business Combination Agreement provides for, among other things, the following: (i) (a) on the closing date of the Business Combination (the “Closing Date”), Longview will file the proposed amended and restated certificate of incorporation to be adopted by Longview stockholders pursuant to the Business Combination Agreement (the “Proposed Charter”) with the Secretary of State of the State of Delaware, such Proposed Charter to be effective simultaneous with the effective time of the Merger (the “Effective Time”) and (b) as a consequence of adopting the Proposed Charter, at the Effective Time, the governing documents of Longview will be amended and restated and become the Proposed Charter and the bylaws of New Butterfly to be adopted pursuant to the Business Combination Agreement, and Longview’s name will be changed to “Butterfly Network, Inc.”; (ii) the parties to the Business Combination Agreement will cause a certificate of merger to be executed and filed with the Secretary of State of the State of Delaware, pursuant to which Merger Sub will merge with and into Butterfly at the Effective Time, with Butterfly as the surviving corporation in the Business Combination and, after giving effect to the Merger, Butterfly will be a wholly-owned subsidiary of Longview; (iii) as a consequence of the Merger, at the Effective Time, the governing documents of Butterfly will be the governing documents of the surviving company; (iv) as a consequence of the Merger, at of the Effective Time, the directors and officers of Butterfly as of immediately prior to the Effective Time will be the initial directors and officers of the surviving corporation, each to hold office in accordance with the governing documents of the surviving company, until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal; and (v) as a consequence of adopting the Proposed Charter, New Butterfly will adopt a dual class structure, comprised of New Butterfly Class A common stock, which will carry one vote per share, and New Butterfly Class B common stock, which will carry 20 votes per share. The New Butterfly Class B common stock will have the same economic terms as the New Butterfly Class A common stock, but will be subject to a “sunset” provision if Dr. Jonathan M. Rothberg, the founder and Chairman of Butterfly (“Dr. Rothberg”), and other permitted holders of New Butterfly Class B common stock collectively cease to beneficially own at least twenty percent (20%) of the number of shares of New Butterfly Class B common stock (as such number of shares is equitably adjusted in respect of any reclassification, stock dividend, subdivision, combination or recapitalization of the New Butterfly Class B common stock) collectively held by Dr. Rothberg and permitted transferees of New Butterfly Class B common stock as of the Effective Time.

Effect of the Business Combination on Existing Longview Equity

As a consequence of the Business Combination, each of the holders of Longview Class B common stock that is issued and outstanding as of immediately prior to the Effective Time will automatically receive, on a one-for-one basis, shares of New Butterfly Class A common stock in accordance with the terms of the Current Charter. The Business Combination will have no effect on the Longview Class A common stock that is issued and outstanding as of immediately prior to the Effective Time, which will continue to remain outstanding.

Consideration to Butterfly Equityholders in the Business Combination

As a consequence of the Merger, at the Effective Time, (i) each share of Butterfly capital stock (other than shares of Butterfly Series A preferred stock) issued and outstanding as of immediately prior to the Effective Time will become the right to receive 1.0383 shares of New Butterfly Class A common stock, rounded down to the nearest whole number of shares; (ii) each share of Butterfly Series A preferred stock issued and outstanding as of immediately prior to the Effective Time will become the right to receive 1.0383 shares of New Butterfly Class B common stock, rounded down to the nearest whole number of shares; (iii) each option to purchase shares of Butterfly common stock, whether vested or unvested, that is outstanding and unexercised as of immediately prior to the Effective Time will be assumed by New Butterfly and will automatically become an option (vested or unvested, as applicable) to purchase a number of shares of New Butterfly Class A common stock equal to the number of shares of Butterfly common stock subject to such option immediately prior to the Effective Time multiplied by 1.0383, rounded down to the nearest whole number of shares, at an exercise price per share equal to the exercise price per share of such option immediately prior to the Effective Time divided by 1.0383 and rounded up to the nearest whole cent; (iv) each Butterfly restricted stock unit outstanding immediately prior to the Effective Time will be assumed by New Butterfly and will automatically become a restricted stock unit with respect to a number of shares of New Butterfly Class A common stock, rounded to the nearest whole share, equal to the number of shares of Butterfly common stock subject to such Butterfly restricted stock unit immediately prior to the Effective Time multiplied by 1.0383; and (v) the principal amount plus accrued but unpaid interest, if any, on the convertible promissory notes of Butterfly outstanding as of immediately prior to the Effective Time will be automatically canceled and converted into the right to receive shares of New Butterfly Class A common stock, with such shares of New Butterfly Class A common stock calculated by dividing the outstanding principal plus accrued but unpaid interest, if any, of each convertible promissory note of Butterfly by $10.00, rounded down to the nearest whole number of shares.

Representations and Warranties; Covenants

The Business Combination Agreement contains representations, warranties and covenants of each of the parties thereto that are customary for transactions of this type. Longview has also agreed to take all action within its power as may be necessary or appropriate such that, immediately after the Effective Time, (i) the New Butterfly board of directors will consist of seven directors, (ii) the members of the board of directors of New Butterfly will include one individual designated by Longview and six individuals designated by Butterfly pursuant to the Business Combination Agreement; (iii) the members of the New Butterfly Compensation Committee, Audit Committee and Nominating Committee will be the individuals designated to such roles by Butterfly pursuant to the Business Combination Agreement, and (iv) the individuals identified by Butterfly pursuant to the Business Combination Agreement will become the officers of New Butterfly. In addition, Longview has agreed to assume Butterfly’s existing equity incentive plan and to adopt an equity incentive plan, as described in the Business Combination Agreement.

Conditions to Each Party’s Obligations

The obligations of Longview and Butterfly to consummate the Business Combination are subject to certain closing conditions, including, but not limited to, (i) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (ii) the approval of Longview’s stockholders, (iii) the approval of Butterfly’s stockholders and (iv) after giving effect to the transactions contemplated by the Business Combination agreement, including the Forward Purchase (as defined below) and the PIPE Financing (as defined below), Longview having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Securities Exchange Act of 1934, as amended) remaining immediately after the Effective Time.

In addition, the obligation of Butterfly to consummate the Business Combination is subject to the fulfillment of other closing conditions, including, but not limited to, (i) the aggregate cash proceeds available for release from Longview’s trust account (after giving effect to any redemptions of public shares, if any), together with the proceeds from the PIPE Financing and the Forward Purchase, if any, equaling no less than $250,000,000, (ii) the approval by the New York Stock Exchange of Longview’s initial listing application in connection with the Business Combination and (iii) the New Butterfly board of directors consisting of the number of directors, and comprising the individuals, as contemplated by the Business Combination Agreement.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances prior to the closing of the Business Combination (the “Closing”), including, but not limited to, (i) by the mutual written consent of Longview and Butterfly, (ii) by Longview, subject to certain exceptions, if any of the representations or warranties of Butterfly are not true and correct or if Butterfly fails to perform any of its respective covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that certain conditions to the obligations of Longview could not be satisfied and the breach of such representations or warranties or failure to perform such covenants or agreements is not cured or cannot be cured within the earlier of (a) thirty (30) days after written notice thereof, and (b) May 15, 2021 (the “Termination Date”); (iii) by Butterfly, subject to certain exceptions, if any of the representations or warranties made by the Longview and Merger Sub (together, the “Longview Parties”) are not true and correct or if any Longview Party fails to perform any of its covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that certain conditions to the obligations of Butterfly could not be satisfied and the breach of such representations or warranties or failure to perform such covenants or agreements is not cured or cannot be cured within the earlier of (a) thirty (30) days after written notice thereof, and (b) the Termination Date; (iv) by either Longview or Butterfly, if the transactions contemplated by the Business Combination Agreement have not been consummated on or prior to the Termination Date, unless the breach of any covenants or obligations under the Business Combination Agreement by the party seeking to terminate proximately caused the failure to consummate the transactions contemplated by the Business Combination Agreement; (v) by either Longview or Butterfly, if any governmental entity has issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement and such order or other action has become final and nonappealable; (vi) by either Longview or Butterfly, if the approval of the required transaction proposals is not obtained at the special meeting of Longview stockholders called to consider matters related to the Business Combination (the “Special Meeting”) (including any adjournment thereof); and (vii) by Longview, if Butterfly does not deliver, or cause to be delivered to Longview, a written consent of the Butterfly stockholders approving the Business Combination Agreement, the related documents and the transactions contemplated thereby (including the Business Combination), duly executed by the Butterfly stockholders required to approve and adopt such matters (the “Butterfly Stockholder Written Consent”) or the Butterfly Transaction Support Agreement (as defined below) when required under the Business Combination Agreement.

The Business Combination is expected to close in the first quarter of 2021, following the receipt of the required approval by Longview’s stockholders and the fulfillment of other customary closing conditions.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference, and the foregoing description of the Business Combination Agreement is qualified in its entirety by reference thereto. The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Longview does not believe that these schedules contain information that is material to an investment decision.

Subscription Agreements

Concurrently with the execution of the Business Combination Agreement, Longview has entered into the subscription agreements, dated as of November 19, 2020 (the “Subscription Agreements”), with certain institutional investors (the “PIPE Investors”), pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and Longview has agreed to issue and sell to the PIPE Investors, immediately prior to the Closing, an aggregate of 17,500,000 shares of Longview Class A common stock at a price of $10.00 per share (the “PIPE Financing”), for aggregate gross proceeds of $175 million. As a consequence of the Business Combination, as of the Closing, each of the holders of shares of Longview Class A common stock issued pursuant to the Subscription Agreements will automatically receive, on a one-for-one basis, shares of New Butterfly Class A common stock. The shares of Longview Class A common stock to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder. Longview will grant the PIPE Investors certain registration rights in connection with the PIPE Financing. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination.

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of Subscription Agreement, a copy of which is filed as Exhibit 10.1 hereto and is incorporated by reference herein.

Butterfly Transaction Support Agreement

In connection with the execution of the Business Combination Agreement, Dr. Rothberg and certain stockholders of Butterfly affiliated with Dr. Rothberg (collectively, the “supporting Butterfly stockholders”) entered into the transaction support agreement, dated as of November 20, 2020 (the “Butterfly Transaction Support Agreement”), with Longview. Under the Butterfly Transaction Support Agreement, each supporting Butterfly stockholder agreed, among other things, to (i) execute and deliver to Butterfly and Longview, as promptly as reasonably practicable (and in any event within two business days) following the time at which the Registration Statement on Form S-4 (the “Registration Statement”) filed in connection with the Business Combination is declared effective under the Securities Act, the Butterfly Stockholder Written Consent; (ii) support and vote in favor of the Business Combination Agreement and the related agreements to which Butterfly is or will be a party and the transactions contemplated thereby (including the Business Combination) and (iii) be bound by certain other covenants and agreements related to the Business Combination. The shares of Butterfly capital stock that are owned by the supporting Butterfly stockholders and subject to the Butterfly Transaction Support Agreement represent over 74% of the outstanding voting power of Butterfly common stock and preferred stock (on an as-converted basis). In addition, the Butterfly Transaction Support Agreement prohibits the supporting Butterfly stockholders from engaging in activities that have the effect of soliciting a competing acquisition proposal.

The foregoing description of the Butterfly Transaction Support Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Butterfly Transaction Support Agreement filed as Exhibit 10.2 hereto and incorporated by reference herein.

Sponsor Letter Agreement

Concurrently with the execution of the Business Combination Agreement, Longview Investors LLC (the “Sponsor”), Westley Moore, Derek Cribbs, Randy Simpson, Longview and Butterfly entered into a sponsor letter agreement, dated as of November 19, 2020 (the “Sponsor Letter Agreement”), pursuant to which the Sponsor and each other holder of Longview Class B common stock has agreed to, among other things, (i) vote in favor of the transaction proposals (including the proposal to approve the Business Combination Agreement and the related transactions contemplated therein) at the Special Meeting, (ii) be bound by and subject to certain other covenants and agreements of the Business Combination Agreement, as if they were directly party thereto, (iii) waive any adjustment to the conversion ratio set forth in the governing documents of Longview or any other anti-dilution or similar protection with respect to the Longview Class B common stock (whether resulting from the transactions contemplated by the Business Combination Agreement, the Subscription Agreements or otherwise), (iv) not redeem or otherwise exercise any right to redeem any of his, her or its Longview equity securities; and (v) be bound by certain transfer restrictions with respect to his, her or its Longview equity securities prior to the closing of the Business Combination, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement.

The foregoing description of the Sponsor Letter Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Sponsor Letter Agreement filed as Exhibit 10.3 hereto and incorporated by reference herein.

Amended Forward Purchase Agreement

In connection with the execution of the Business Combination Agreement, on November 19, 2020, Longview, Glenview Capital Management, LLC (“Glenview”) and certain entities affiliated with Glenview (together, the “Forward Purchasers”) entered into an amendment to Longview’s existing forward purchase agreement, dated as of May 20, 2020 (as amended, the “Amended Forward Purchase Agreement”), pursuant to which the Forward Purchasers agreed to purchase from Longview an aggregate number of shares of Longview Class A common stock (the “Forward Purchase Shares”), at a purchase price of $10.00 per share, equal to the value of $75 million minus the aggregate proceeds that would otherwise be released to Longview from the trust account in connection with the Closing (after considering any redemptions of shares of Longview Class A common stock in connection with the Business Combination) (the “Forward Purchase”). To effect the Forward Purchase, at least three (3) business days before the funding of the aggregate purchase price for the Forward Purchase Shares (the “Forward Purchase Price”), Longview will deliver a written notice to Glenview and the Forward Purchasers specifying the anticipated Closing Date and the Forward Purchase Price, and each Forward Purchaser will deliver its respective portion of the Forward Purchase Price, as determined by the Glenview, via wire transfer to an account specified by Longview, to be held in escrow pending the Closing. On the Closing Date, immediately prior to the Closing, Longview will provide instructions to the escrow agent to release the Forward Purchase funds held in escrow to Longview, and Longview will issue to each Forward Purchaser the number of shares to be issued pursuant to the Amended Forward Purchase Agreement indicated by Glenview, which shares will be registered in the name of the respective Forward Purchaser. As a consequence of the Business Combination, as of the Closing, each of the holders of shares of Longview Class A common stock issued in connection with the Forward Purchase will automatically receive, on a one-for-one basis, shares of New Butterfly Class A common stock.

The foregoing description of the Amended Forward Purchase Agreement does not purport to be complete and is qualified in its entirety by the terms and conditions of the Amended Forward Purchase Agreement filed as Exhibit 10.4 hereto and incorporated by reference herein.

Item 3.02.	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the issuance of shares of Longview common stock is incorporated by reference herein. The shares of common stock to be offered and sold to the PIPE Investors will not be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Important Information about the Business Combination and Where to Find It

In connection with the proposed Business Combination, the Company intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include a preliminary proxy statement/prospectus and a definitive proxy statement/prospectus, and certain other related documents, which will be both the proxy statement to be distributed to holders of shares of the Company’s common stock in connection with the Company’s solicitation of proxies for the vote by the Company’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of the Company to be issued in the Business Combination. The Company’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC in connection with the proposed Business Combination, as these materials will contain important information about the parties to the Business Combination Agreement, the Company and the proposed Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus and other relevant materials for the proposed Business Combination will be mailed to stockholders of the Company as of a record date to be established for voting on the proposed Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: Longview Acquisition Corp., 767 Fifth Avenue, 44th Floor, New York, NY 10153, Attention: Mark Horowitz, Chief Financial Officer or to info@longviewacquisition.com.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in the Company will be contained in the Registration Statement for the Business Combination, when available, and will be available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Longview Acquisition Corp., 767 Fifth Avenue, 44th Floor, New York, NY 10153, Attention: Mark Horowitz, Chief Financial Officer or to info@longviewacquisition.com. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Butterfly and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination will be contained in the Registration Statement when available.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s and Butterfly’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and Butterfly’s expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s and Butterfly’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the ability of Longview and Butterfly prior to the Business Combination, and New Butterfly following the Business Combination, to meet the closing conditions in the Business Combination Agreement, including due to failure to obtain approval of the stockholders of Longview and Butterfly or certain regulatory approvals, or failure to satisfy other conditions to closing in the Business Combination Agreement; (2) the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against Longview and Butterfly following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close; (3) the inability to obtain or maintain the listing of the combined company’s Class A common stock on the New York Stock Exchange, as applicable, following the Business Combination; (4) the risk that the Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (5) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably and retain its key employees; (6) costs related to the Business Combination; (7) changes in applicable laws or regulations; (8) the inability of the combined company to raise financing in the future; (9) the success, cost and timing of Butterfly’s and the combined company’s product development activities; (10) the inability of Butterfly or the combined company to obtain and maintain regulatory approval for their products, and any related restrictions and limitations of any approved product; (11) the inability of Butterfly or the combined company to identify, in-license or acquire additional technology; (12) the inability of Butterfly or the combined company to maintain Butterfly’s existing license, manufacturing, supply and distribution agreements; (13) the inability of Butterfly or the combined company to compete with other companies currently marketing or engaged in the development of products and services that Butterfly is currently marketing or developing; (14) the size and growth potential of the markets for Butterfly’s and the combined company’s products and services, and each of their ability to serve those markets, either alone or in partnership with others; (15) the pricing of Butterfly’s and the combined company’s products and services and reimbursement for medical procedures conducted using Butterfly’s and the combined company’s products and services; (16) Butterfly’s and the combined company’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing; (17) Butterfly’s and the combined company’s financial performance; and (18) the impact of COVID-19 on Butterfly’s business and/or the ability of the parties to complete the Business Combination; and (19) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the Business Combination, including those under “Risk Factors” in the Registration Statement, and in the Company’s other filings with the SEC.

The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

 No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act.

Item 9.01.	Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit Number	Description
2.1†	Business Combination Agreement, dated as of November 19, 2020, by and among Longview Acquisition Corp., Clay Merger Sub, Inc. and Butterfly Network, Inc.
10.1	Form of Subscription Agreement.
10.2	Transaction Support Agreement, dated as of November 20, 2020, by and among Longview Acquisition Corp., Dr. Jonathan M. Rothberg, and certain stockholders of Butterfly Network, Inc. affiliated with Dr. Rothberg.
10.3	Sponsor Letter Agreement, dated as of November 19, 2020, by and among Longview Investors LLC, Westley Moore, Derek Cribbs, Randy Simpson, Longview Acquisition Corp. and Butterfly Network, Inc.
10.4	Amendment No. 1 to Forward Purchase Agreement, dated as of November 19, 2020, by and between Longview Acquisition Corp., Glenview Capital Management, LLC and certain entities affiliated with Glenview Capital Management, LLC.

† Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5) and 601(b)(2). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

LONGVIEW ACQUISITION CORP.

	By:	/s/ Mark Horowitz
	Name:	Mark Horowitz
	Title:	Chief Financial Officer
Date: November 23, 2020